Simpson Thacher & Bartlett LLP
2475 Hanover Street Palo Alto, CA 94304

telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

via edgar	July 23, 2021

Re:	Acceleration Request for Snap One Holdings Corp. Registration Statement on Form S-1 (File No. 333-257624)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Purnell

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Snap One Holdings Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 27, 2021, or as soon as practicable thereafter.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

NEW YORK     BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     SÃO PAULO     TOKYO    WASHINGTON, D.C .

July 23, 2021

VIA EDGAR

Re:	Snap One Holdings Corp.
Registration Statement on Form S-1
File No. 333-257624

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Snap One Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on July 27, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature page follows]

Very truly yours,

SNAP ONE HOLDINGS CORP.

By:	/s/ JD Ellis
Name: JD Ellis
Title: Chief Legal Officer

[Signature Page to Company Acceleration Request]

July 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Erin Purnell

Re:	Snap One Holdings Corp. Registration Statement on Form S-1
(File No. 333-257624)

Acceleration Request Requested Date: July 27, 2021 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Snap One Holdings Corp., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 27, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between July 19, 2021 through the date hereof, approximately 3,200 copies of the Preliminary Prospectus of the Registrant, dated July 19, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

[Remainder of page intentionally left blank]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
UBS SECURITIES LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Patrick Layton
Name: Patrick Layton
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name: Ilana Foni
Title: Vice President

JEFFERIES LLC

By:	/s/ Michael Bauer
Name: Michael Bauer
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Ryan Savoca
Name: Ryan Savoca
Title: Director

By:	/s/ Sammul Shin
Name: Sammul Shin
Title: Associate Director

[Signature Page to Underwriters’ Acceleration Request Letter]